Exhibit 99.3

Mobilicom Reports Financial and Operational Results for the Six Months Ended June 30, 2025

Momentum accelerates with $1.5 million in revenue for H1 2025 and an order backlog of $1.6 million as of June 30, bringing the combined total to $3.1 million — already approaching full-year 2024 revenue, as new sales continue to ramp in the second half of 2025

Growth driven by transition of key Tier-1 customers into mass production as U.S. sets policy to advance adoption of drones, defense manufacturers prepare for DoD Programs of Record, continued conflicts in the Middle East and increased European defense spending

Selection of Mobilicom’s cybersecure systems into the DoD’s prestigious Blue UAS Framework is fast tracking additional sales to Tier-1 defense contractors

Palo Alto, California, August__, 2025 (GLOBE NEWSWIRE) – Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the six months ended June 30, 2025, as well as recent business and operational highlights.

“During the first half of 2025, we saw a ramp up in orders as Tier-1 customers geared up for production for anticipated U.S. Department of Defense (DoD) programs of record, as evidenced by our most recent $1.4 million order and our $1.6 million backlog, which we expect to fulfill during the second half of the year,” stated Mobilicom CEO and Founder Oren Elkayam. “Our SkyHopper’s addition to the DoD BlueUAS Framework was a major achievement earlier this year and is very well timed with the broader drone-focused defense spending patterns emerging in the U.S., Europe, and Asia, all of which are fast tracking sales to DoD and allied militaries. Additionally, we expect to see accelerated adoption of our OS3 cybersecurity software into AI-driven next-generation drones and robotics through key industry partnerships, several of we established during the first half of 2025.”

“We believe that Mobilicom remains very well positioned to continue to capture market share, supported by a strong balance sheet and narrowing burn rate,” Elkayam concluded.

H1 2025 and Recent Operational Highlights

●	Recently secured a $1.4 million orders from a Tier-1 customer, one of the U.S.’s largest manufacturers of small-sized drones, for Mobilicom’s BlueUAS-listed SkyHopper PRO. Customer shifting into mass production to meet U.S. Department of Defense (DoD) demand

●	Selected by one of the world’s largest loitering munitions manufacturers for Mobilicom’s cybersecure MCU-30 Mobile MESH product for integration into its latest perimeter protection drone fleets

●	Secured initial production scale orders from a Tier-1 Asian conglomerate and manufacturer of robotics platforms that are sold to customers in the military and industrial markets

●	Selected by U.S. DoD’s Defense Innovation Unit (DIU) added three Mobilicom SkyHopper products to the Blue UAS Framework, a prestigious short-list of approved products eligible for procurement by the DoD

●	Entered a cooperation agreement with Palladyne AI to offer a bundled solution of Mobilicom’s OS3 cybersecurity with Palladyne AI’s Pilot autonomy software for UAVs and Palladyne’s IQ autonomy software for industrial robots and cobots

●	Launched with ARK Electronics joint integrated cybersecure solution for drones and robotics platforms combining Mobilicom’s BlueUAS-listed SkyHopper PRO and advanced OS3 cybersecurity with ARK’s made-in-USA, BlueUAS listed, powered by NVIDIA

●	Partnered with Aitech Systems to deliver aerospace and defense-grade solutions for next-generation autonomous AI-driven UAS platforms that combine Mobilicom’s OS3 with Aitech’s NVIDIA AI-driven autonomous computers

●	Selected for a $390,000 innovation program to develop Enhanced Electronic Warfare communications systems that protect UAVs against advanced wideband jamming; Upon full development, the new innovation would be offered as an upgrade to further fortify Mobilicom’s ICE software suite when embedded on its SkyHopper family of products

Financial Highlights for the Six Months Ended June 30, 2025

●	Revenues were $1.5 million for the six months ended June 30, 2025

●	Confirmed order backlog of $1.6 million as of June 30, 2025, in addition to momentum in new orders expected to be received and fulfilled in the second half of 2025

●	Gross margin remained consistently high at 55%, reflecting strong high-end IP-based technology and effective components and supply chain management

●	Operating net cash burns continue to narrow to approximately $262,000 per month during the first half of the year as a result of continued efficiencies in operating expenses

●	$7 million cash position as of June 30, 2025 and a low monthly burn rate affords Mobilicom a long cash runway to implement its strategic plans

●	Clean balance sheet with no debt, no loans, no credit lines and no convertible debt

●	EBITDA was $(1.9) million compared to $(1.5) million for the six months ended June 30, 2024

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expectations that its order backlog will be filled in the second half of the year and momentum in new orders, its beliefs with respect to drone-focused defense spending patterns emerging in the U.S., Europe, and Asia, allof which are fast tracking sales to the DoD and militaries, its expectation expect to see accelerated adoption of its OS3 cybersecurity software into AI-driven next-generation drones and robotics through key industry partnerships and its belief that it remains very well positioned to continue to capture market share. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors' understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions and evaluating the Company's current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

EBITDA is a non-IFRS financial measure that is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

Mobilicom Limited

  Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the six months ended, June 30,	For the six months ended, June 30,
	2025	2024
	$	$
Revenue	$1,450,561	$1,804,765
Cost of sales	653,381	802,151
Gross margin	797,180	1,002,614

Operating Expenses
Selling and marketing expenses	903,353	924,449
Research and development, net	1,274,687	1,001,149
General and administration expenses	1,150,596	1,127,117
Total operating expenses	3,328,636	3,052,715

Operating loss	(2,531,456)	(2,050,101)

Financial income, net	2,485,830	453,226

Loss before income tax expenses	$(45,626)	$(1,596,875)

Income tax expenses	(23,120)	(57,000)

Net loss	$(68,746)	$(1,653,875)

Loss per share - basic and diluted	(* )	(0.11)

Weighted average shares outstanding - basic and diluted	2,069,708,742	1,555,961,075

*	Less than $0.01 cents

Mobilicom Limited

Reconciliation table of EBITDA to Loss after income tax expenses

	For the six months ended, June 30,	For the six months ended, June 30,
	2025	2024
	$	$
Loss after income tax expense	$(68,746)	$(1,653,875)
Financial income, net	(2,485,830)	(453,226)
Depreciation	124,393	129,303
Share-based compensation	541,197	428,066
Income tax expense	23,120	57,000
EBITDA	$(1,865,866)	$(1,492,732)

Mobilicom Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
	2024	2024
	$	$
Assets

Current assets
Cash and cash equivalents	$6,833,201	$8,589,282
Restricted cash	103,733	97,108
Trade and other receivables, net	662,951	949,225
Inventories, net	971,450	892,882
Total current assets	8,571,335	10,528,497

Non-current assets
Property, plant and equipment, net	82,404	81,420
Right-of-use assets	528,774	232,868
Total non-current assets	611,178	314,288

Total assets	$9,182,513	$10,842,785

Liabilities

Current liabilities
Trade and other payables	$1,029,372	$1,233,654
Lease liabilities	205,426	211,265
Total current liabilities	1,234,798	1,444,919

Non-current liabilities
Lease liabilities	319,571	16,028
Employee benefits	220,224	200,604
Financial liability	2,623,773	5,140,921
Governmental liabilities on grants received	14,558	12,468
Total non-current liabilities	3,178,126	5,370,021

Total liabilities	4,412,924	6,814,940

Net assets	$4,769,589	$4,027,845

Equity

Issued capital	34,993,134	34,837,206
Reserves	236,603	(417,959)
Accumulated losses	(30,460,148)	(30,391,402)

Total equity	$4,769,589	$4,027,845